Unaudited Condensed Consolidated Financial
Statements and Notes

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

INTEGRA RESOURCES CORP.	2

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$105,814	$63,086
Investments	364	365
Inventories (Note 8)	63,088	58,306
Prepaids and other assets (Note 7)	4,915	7,688
Derivative assets (Note 6a, 6b)	815	369
	174,996	129,814
Non-current assets
Mineral properties, plant and equipment (Note 9)	200,494	165,545
Reclamation and other deposits (Note 6a, 6c)	15,536	15,844
Other non-current assets	—	21
Total assets	$391,026	$311,224

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10, 6a)	$17,215	$24,073
Tax liabilities	6,604	3,813
Lease obligations (Note 11)	10,120	7,677
Reclamation provision (Note 12)	1,343	1,344
	35,282	36,907
Non-current liabilities
Long-term lease obligations (Note 11)	24,592	14,153
Long-term reclamation provision (Note 12)	62,649	63,981
Deferred tax liabilities	11,452	10,937
Total liabilities	133,975	125,978

Equity
Issued capital (Note 13)	372,471	313,011
Share-based payment reserve (Note 13)	11,093	11,304
Investment revaluation reserve	2	(5)
Currency translation reserve	21,775	21,775
Deficit	(148,290)	(160,839)
Total equity	257,051	185,246
Total liabilities and equity	$391,026	$311,224
See accompanying notes to the condensed interim consolidated financial statements
Approved by the Board on May 11, 2026

"signed"	Anna Ladd-Kruger, Director	"signed"	Janet Yang, Director

INTEGRA RESOURCES CORP.	3

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended March 31,
	2026	2025
Revenue (Note 14)	$61,724	$57,025
Cost of sales
Production costs (Note 15)	(27,294)	(34,482)
Depreciation	(5,680)	(3,327)
Royalties and excise taxes	(3,899)	(3,732)
	(36,873)	(41,541)
Mine operating earnings	24,851	15,484
Exploration and project expenses	(4,891)	(2,304)
General and administrative expenses (Note 16)	(3,515)	(2,230)
Foreign exchange (losses) gains	(47)	24
Earnings from operations	16,398	10,974
Interest income (Note 6c)	558	352
Interest and finance expense (Note 17)	(1,127)	(1,475)
Derivative gains (losses) (Note 6b)	297	(3,083)
Other expense (Note 24)	(271)	(2,361)
Earnings before income taxes	15,855	4,407
Income tax expense (Note 18)	(3,306)	(3,424)
Net earnings	$12,549	$983

Other comprehensive earnings (loss), net of taxes
Items that will not be reclassified to profit or loss:
Gain on investments, net of tax	7	—
Total comprehensive earnings	$12,556	$983

Net earnings attributable to common shareholders
Basic earnings per share	$0.06	$0.01
Diluted earnings per share	$0.06	$0.01
Weighted average shares outstanding (in 000’s) Basic	193,554	168,711
Weighted average shares outstanding (in 000’s) Diluted	204,578	188,285
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	4

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2026	2025
Operating activities
Net earnings for the period	$12,549	$983
Income tax expense (Note 18)	3,306	3,424
Depreciation	5,862	3,532
Derivative (gains) losses (Note 6b)	(297)	3,083
Share-based compensation expense	369	351
Interest Income	(558)	(352)
Interest expense	1,127	1,475
Other operating activities (Note 19)	67	(196)
Change in working capital (Note 19)	(8,627)	3,432
	$13,798	$15,732
Investing activities
Payments for mineral properties, plant and equipment	(26,649)	(4,081)
Interest received	556	339
Payments for derivatives	(154)	(276)
Change in restricted cash	—	42
	$(26,247)	$(3,976)
Financing activities
Common share proceeds	170	—
Proceeds from public offering (Note 13f)	57,505	—
Vested restricted share units	—	(21)
Warrant proceeds	1,236	—
Interest paid	(2)	(399)
Repayment of loans	—	(74)
Payments of equipment leases (Note 11)	(3,709)	(2,336)
Other financing	7	—
	$55,207	$(2,830)
Effects of exchange rate changes on cash and cash equivalents	(30)	—
Increase in cash and cash equivalents	42,728	8,926
Cash and cash equivalents at the beginning of the period	63,086	52,190
Cash and cash equivalents at the end of the period	$105,814	$61,116
Supplemental cash flow information (Note 19)
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars except for number of shares)

	Issued shares	Issued capital	Share- based payment reserve	Investment revaluation reserve	Currency translation reserve	Deficit	Total
Balance, December 31, 2024	168,708	$257,481	$9,895	$—	$21,775	$(158,596)	$130,555
Total comprehensive earnings
Net earnings for the period	—	—	—	—	—	983	983
Other comprehensive loss	—	—	—	—	—	—	—
	—	—	—	—	—	983	983
Share units settled	4	8	(29)	—	—	—	(21)
Warrants exercised	1	1	—	—	—	—	1
Share-based compensation	—	—	351	—	—	—	351
Balance, March 31, 2025	168,713	257,490	10,217	—	21,775	(157,613)	131,869
Total comprehensive loss
Net loss for the period	—	—	—	—	—	(3,226)	(3,226)
Other comprehensive loss	—	—	—	(5)	—	—	(5)
	—	—	—	(5)	—	(3,226)	(3,231)
Shares issued for Debt Conversion	12,295	54,553	—	—	—	—	54,553
Share units settled	444	431	(532)	—	—	—	(101)
Warrants exercised	624	537	—	—	—	—	537
Share-based compensation	—	—	1,619	—	—	—	1,619
Balance, December 31, 2025	182,076	313,011	11,304	(5)	21,775	(160,839)	185,246
Total comprehensive earnings
Net earnings for the period	—	—	—	—	—	12,549	12,549
Other comprehensive income	—	—	—	7	—	—	7
	—	—	—	7	—	12,549	12,556
Shares issued for Public Offering (Note 13f)	18,122	57,505	—	—	—	—	57,505
Share units settled	640	719	(580)	—	—	—	139
Warrants exercised	1,419	1,236	—	—	—	—	1,236
Share-based compensation	—	—	369	—	—	—	369
Balance, March 31, 2026	202,257	$372,471	$11,093	$2	$21,775	$(148,290)	$257,051
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

1. Nature of Operations
Integra Resources Corp. (the "Company" or "Integra") is a corporation governed by the Business Corporations Act (British
Columbia). The Company’s corporate office and principal address is located at 1050 - 400 Burrard Street, Vancouver, British
Columbia, Canada, V6C 3A6. The Company’s registered office is 2200 RBC Place, 885 West Georgia Street, Vancouver,
British Columbia, V6C 3E8. Integra shares trade on the TSX Venture Exchange ("TSX Venture") under the symbol ITR and the
NYSE-American under the symbol ITRG. The Company's warrants trade on the TSX Venture under the symbol ITR.WT.
The Company is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western US at its Florida Canyon mine located in Nevada, US. The Company is also engaged in exploration of two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada.

2. Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial
Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard ("IAS") 34 - Interim Financial
Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2025 (the "2025 Annual Financial Statements") omitted.  Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2025 Annual Financial
Statements.
These unaudited condensed interim consolidated financial statements were approved for issuance by the Board of
Directors on May 11, 2026.

3. Material Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2025 Annual Financial Statements.

4. Changes in Accounting Standards
Application of New and Revised Accounting Standards
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
IFRS 9 and 7 have been amended to provide additional guidance regarding the recognition of a financial liability settled through electronic transfer, and for the classification of certain financial assets. Further, the amendments introduce new disclosure requirements related to investments in equity instruments designated at FVOCI. The amendments are effective for financial statements beginning on January 1, 2026. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for financial statements beginning on January 1, 2027, and requires retrospective application. The Company is currently assessing the impact of this standard.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

INTEGRA RESOURCES CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

5. Significant Judgments and Estimates
In preparing the Company’s unaudited condensed interim financial statements for the three months ended March 31, 2026, critical judgements made in applying the Company's accounting policies and key sources of estimation uncertainty are consistent with those disclosed in Note 5 of its 2025 Annual Financial Statements.

6. Financial Instruments
a)Carrying Values and Measurement of Financial Assets and Liabilities at Amortized Cost, Fair Value
through Profit and Loss ("FVTPL") or Fair Value through Other Comprehensive Income ("FVTOCI")

March 31, 2026	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$105,814	$—	$—	$105,814
Reclamation deposits(1)	11,521	4,015	—	15,536
Derivative assets	—	815	—	815
Investments	—	—	364	364

Financial liabilities
Accounts payable and accrued liabilities	17,215	—	—	17,215

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$63,086	$—	$—	$63,086
Reclamation deposits(1)	11,755	4,089	—	15,844
Derivative assets	—	369	—	369
Investments	—	—	365	365

Financial liabilities
Accounts payable and accrued liabilities	24,073	—	—	24,073
(1)During the three months ended March 31, 2026, the Company revised the presentation of amounts previously described as
"restricted cash" to "reclamation deposits" to more appropriately reflect the nature of these balances. In connection with this revision, the Company identified an error in the prior period financial instrument classification of reclamation deposits.
Accordingly, certain reclamation deposits, being investment deposits of $4.1 million, which as at December 31, 2025 had been classified and measured at amortized cost, were reclassified to fair value through profit or loss FVTPL.
b)Derivative Instruments
At March 31, 2026, the Company held put options (bullion contracts) covering 27,000 (2025 - 24,000) ounces of gold, with maturities ranging from April to December 2026, at a strike price of $3,500 (2025 - maturities ranging from
January to December 2026, at a strike price of $3,500) per ounce. The contracts were entered into to manage the
Company’s exposure to fluctuations in the spot price of gold in relation to forecasted gold production from the Florida
Canyon mine.
The fair value of the bullion contracts is remeasured at each reporting date using quoted observable inputs, while the fair value of the convertible debt conversion feature was determined using the Binomial Tree method.

INTEGRA RESOURCES CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The total realized and unrealized losses for the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31,
	2026	2025
Unrealized debt conversion feature losses	$—	$(2,182)
Unrealized bullion contract gains (losses)	475	$(901)
Total unrealized gains (losses)	$475	$(3,083)
Realized bullion contract losses	(178)	—
Total realized and unrealized gains (loss)	$297	$(3,083)
On December 22, 2025, Beedie Investment Ltd. exercised its option to convert the $15 million outstanding under its secured non-revolving term convertible debt facility into 12,295,081 common shares at a conversion price of $1.22.
As a result of the conversion, the Company derecognized the Convertible Facility and the related embedded derivative.
c)Reclamation and Other Deposits
Correction of an Immaterial Error
During the three months ended March 31, 2026, the Company revised the presentation of amounts previously described as "restricted cash" to "reclamation and other deposits" in the Condensed Interim Consolidated
Statements of Financial Position to more accurately reflect the nature of these balances.  This change in description had no impact on measurement or classification.
Concurrently, the Company identified an error in the classification of certain reclamation deposits in the financial instrument note of the Condensed Interim Consolidated Statements of Financial Position.  These deposits' should have been classified as being measured at FVTPL but had been incorrectly disclosed as being measured at amortized cost, in the amounts of $3.6 million as at March 31, 2025, $3.8 million as at June 30, 2025, and $4.1 million as at December 31, 2025. This change in classification had no impact on measurement.  As the errors were not material to any previously issued consolidated financial statements, the Company has corrected only the
December 31, 2025 financial instrument note disclosure in the current period (Note 6a) rather than restating prior periods.
The Company also identified an error in the presentation of fair value gains and losses within the Condensed
Interim Consolidated Statements of Earnings and Comprehensive Earnings. These amounts had been incorrectly classified as interest income rather than investment income, in the amounts of $13 thousand for the three months ended March 31, 2025, $0.3 million for the three and six months ended June 30, 2025, $0.2 million and $0.5 million for the three and nine months ended September 30, 2025, respectively, and $0.5 million for the year ended
December 31, 2025. As the errors were not material to any previously issued consolidated financial statements, the Company has corrected only the amount for the three months ended March 31, 2025 in the current period
Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings rather than restating prior periods.

INTEGRA RESOURCES CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

Reclamation and Other Deposits
The Company's Reclamation and other deposits are composed of cash deposits and investment deposits. Cash deposits for reclamation are primarily comprised of cash collateral held for bonding of Florida Canyon's reclamation obligation (Note 12). Investment deposits for reclamation are held in trust as security to the United
States Bureau of Land Management for Florida Canyon's reclamation obligation. These reclamation deposits have been classified as non-current, as they are not expected to be utilized until near the end of Florida Canyon's mine life.
A summary of restricted cash is as follows:

	March 31, 2026	December 31, 2025
Cash deposits for reclamation (Note 12)	$11,363	$11,363
Other	158	392
Total cash deposits for reclamation and other	$11,521	$11,755
Investment deposits for reclamation	4,015	4,089
Total deposits for reclamation and other	$15,536	$15,844
d)Fair Value Information
i.Fair Value Measurement
The categories of the fair value hierarchy of inputs used in the valuation techniques are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At March 31, 2026		At December 31, 2025
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Investments	$364	$—	$365	$—
Derivative assets	—	815	—	369
Reclamation deposits	4,015	—	4,089	—
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2025.
As at March 31, 2026 and December 31, 2025 derivative assets consisted of bullion contracts.
ii.Valuation Techniques
Investments and long-term investments
The Company's investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets are comprised commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.

INTEGRA RESOURCES CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

e)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i.Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables. The
Company maintains policies to limit the concentration of credit risk.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") in Canada and the United States
and Wells Fargo ("WF") in the United States. Substantially, all of our cash and cash equivalents held with financial institutions exceed government-insured limits. Credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has not recognized any expected credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
ii.Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The
Company has in place a planning and budgeting process to help determine the funds required to ensure the
Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at March 31, 2026, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii.Market Risk
1.Currency Risk
The functional and reporting currency of the Company and its subsidiaries is the United States dollar ("USD"), and the Company presents its financial results in USD. The Company's operations in the United States utilize
USD, while its non-operating corporate entities in Canada utilize the Canadian dollar ("CAD"). As a result, the
Company's financial results reported in USD are subject to changes in the value of the USD relative to these local currencies. Because the Company’s sales are denominated in USD and a portion of its expenses are denominated in CAD, the Company is negatively impacted by a strengthening CAD relative to the USD and positively impacted by the inverse.
2.Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held within a chartered Canadian and US financial institutions. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and inflation expectations. Management considers this risk immaterial.

INTEGRA RESOURCES CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

3.Price Risk
The Company's gold and silver production is sold in international markets. The market price of gold is the primary driver of the Company's profitability and the ability to generate operating and free cash flow. The
Company may implement hedging strategies on an opportunistic basis to mitigate downside price risk on gold production and had gold put option positions in place as at March 31, 2026 (Note 6b). Gold and silver production remains exposed to prevailing market prices.

7. Prepaids and other assets
The Company's receivables and prepaids were comprised of the following:

	March 31, 2026	December 31, 2025
Prepaid insurance	$1,877	$2,620
Other prepaid expenses	2,266	3,779
Other receivables	772	1,289
	$4,915	$7,688

8. Inventories
The Company’s inventories were comprised of the following:

	March 31, 2026	December 31, 2025
Stockpile	$866	$1,336
In-process	55,594	50,715
Finished	1,236	823
Materials and supplies	5,392	5,432
	$63,088	$58,306

9. Mineral Properties, Plant, and Equipment

		March 31, 2026			December 31, 2025
		Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Producing:
US	Florida Canyon	$139,726	$(21,764)	$117,962	$115,042	$(15,825)	$99,217

Non-Producing:
US	DeLamar	57,682	(2,679)	$55,003	40,979	(2,560)	$38,419
US	Nevada North	27,742	(487)	$27,255	28,058	(446)	$27,612
Canada	Other	723	(449)	$274	723	(426)	$297
		86,147	(3,615)	82,532	69,760	(3,432)	66,328
Total		$225,873	$(25,379)	$200,494	$184,802	$(19,257)	$165,545
Ranch Acquisition
On February 17, 2026, the Company completed the acquisition of a strategically located 6,600-acre ranch contiguous with
DeLamar for a purchase price of $12.5 million.

INTEGRA RESOURCES CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

10. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	March 31, 2026	December 31, 2025
Trade payables	$9,507	$14,831
Accrued liabilities	3,843	2,429
Accrued employee payroll and benefits	3,865	6,066
Accrued other tax liabilities	—	747
	$17,215	$24,073

11. Leases
Right-of-use Assets ("ROU")
The following table summarizes changes in ROU assets for the three months ended March 31, 2026 and year ended
December 31, 2025, which have been recorded in mineral properties, plant and equipment on the Interim Financial
Statements:

	March 31, 2026	December 31, 2025
Opening net book value	$27,941	$10,291
Additions	17,930	21,617
Depreciation	(1,516)	(3,948)
Dispositions	—	(25)
Other	—	6
Closing net book value	$44,355	$27,941
The following table summarizes changes in lease liabilities for the three months ended March 31, 2026 and year ended
December 31, 2025:

Balance, December 31, 2024	$8,712
Additions	21,618
Payments	(10,156)
Disposal	50
Interest	1,606
Balance, December 31, 2025	$21,830
Additions	16,152
Payments	(3,707)
Interest	437
Balance, March 31, 2026	$34,712
Less: current portion	(10,120)
Long-term leases	$24,592

INTEGRA RESOURCES CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

12. Reclamation Provision
Changes to the reclamation and closure provision for the three months ended March 31, 2026 and year ended December 31,
2025 are as follows:

	March 31, 2026	December 31, 2025
Balance, beginning of period	$65,326	$54,527
Reclamation provision accretion (Note 17)	690	2,457
Reclamation paid	(224)	(991)
Revisions in estimates and obligations(1)	(1,800)	9,332
Balance, end of period	$63,992	$65,325
Less: current portion	(1,343)	(1,344)
Long-term portion	$62,649	$63,981
(1)On an on-going basis, Management evaluates its estimates and assumptions, resulting in future expenditures different from current estimates. Discount rates have been increasing and inflation rates decreasing within the US, resulting in decreases to the reclamation provisions at the Florida Canyon Mine and DeLamar Water Treatment plant ongoing reclamation cost.

13. Share Capital and Employee Compensation Plans
The Company grants stock options and equity-settled Restricted Share Units ("RSUs") to eligible employees, officers, and directors, and Deferred Share Units ("DSUs") to eligible directors. The associated expenses are recognized over the vesting period, generally within three years.
a.Stock Options
For the three months ended March 31, 2026, the total share-based compensation expense relating to stock options was $0.1 million (2025 - $0.2 million) and is presented as a component of general and administrative expense (Note
16).
The following table summarizes changes in stock options for the three months ended March 31, 2026 and 2025:

	Three months ended March 31, 2026		Year ended December 31, 2025
	Number of options	Weighted Average Exercise Price (CAD)	Number of options	Weighted Average Exercise Price (CAD)
Outstanding, beginning of period	3,228	$1.98	2,624	$3.15
Granted	1,323	3.53	1,654	1.47
Exercised	(163)	1.44	(72)	1.62
Forfeited	(135)	5.06	(978)	4.28
Outstanding, end of period	4,253	$2.39	3,228	$1.98
The following table summarizes information about the Company's stock options outstanding at March 31, 2026:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as at March 31, 2026	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD)	Number Outstanding as at March 31, 2026	Weighted Average Exercise Price (CAD)
$1.04 - $2.95	2,714	3.3	$1.49	1,523	$1.51
$2.96 - $5.90	1,348	4.9	3.56	90	4.00
$5.91 - $8.85	192	0.7	6.72	193	6.72
	4,254	3.7	$2.39	1,806	$2.19

INTEGRA RESOURCES CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

b.RSUs
RSUs are granted to eligible employees, officers, and directors where each RSU has a value equivalent to one Integra common share. The RSUs vest in 1/3 installments at the first, second and third anniversary date of the grant, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a less than $0.1 million expense for RSUs for the three months ended March 31, 2026 (2025 -
$0.1 million) which is included in general and administrative expenses (Note 16).
The following table summarizes changes in RSUs for the three months ended March 31, 2026 and the year ended
December 31, 2025:

	Three months ended March 31, 2026		Year ended December 31, 2025
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	1,647	$1,801	835	$719
Granted	863	2,321	1,593	1,697
Settled	(477)	(525)	(389)	(415)
Forfeited	(2)	(2)	(392)	(387)
Change in value	—	(59)	—	187
Outstanding, end of period	2,031	$3,536	1,647	$1,801
c.DSUs
DSUs are granted to non-executive directors where each DSU has a value equivalent to one Integra common share which vest on grant date. DSUs must be retained until the director leaves the Board, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a $0.2 million expense for DSUs for the three months ended March 31, 2026 (March 31, 2025 -
$0.1 million) which is included in general and administrative expenses (Note 16).
The following table summarizes changes in DSUs for the three months ended March 31, 2026 and the year ended
December 31, 2025:

	Three months ended March 31, 2026		Year ended December 31, 2025
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	889	$1,378	698	$1,226
Granted	151	406	394	426
Cancelled	—	—	(50)	(49)
Settled	—	—	(153)	(304)
Change in value	—	(29)	—	79
Outstanding, end of period	1,040	$1,755	889	$1,378

INTEGRA RESOURCES CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

d.Warrants
For the period ended March 31, 2026, the Company had 6,262,201 (2025 - 7,681,174) warrants outstanding at a weighted average exercise price of CAD$1.20, which mature on March 13, 2027.  These warrants were issued as part of the March 13, 2024 bought deal public offering (Note 13f). The following table summarizes changes in these warrants for the three months ended March 31, 2026 and the year ended December 31, 2025:

	Year ended March 31, 2026		Year ended December 31, 2025
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	7,681	$6,854	8,306	$7,392
Issued	—	—	—	—
Exercised	(1,419)	(1,236)	(625)	(538)
Expired	—	—	—	—
Outstanding, end of period	6,262	$5,618	7,681	$6,854
e.Authorized Shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.
f.Equity Financings
On February 9, 2026 the Company completed a bought deal public offering, issuing a total of 18,121,600 common shares at a price of $3.40 per share, for net proceeds of $57.5 million after deducting fees and expenses of $4.1 million. The offering was completed pursuant to an underwriting agreement dated February 4, 2026 entered into among the Company and its underwriters.

14. Revenue

	Three months ended March 31,
	2026	2025
Gold	$60,757	$56,430
Silver	967	595
Revenue	$61,724	$57,025

15. Production Costs

	Three months ended March 31,
	2026	2025
Mining	$17,417	$13,071
Crushing and processing	10,162	9,665
Mine general and administrative	4,152	4,600
Refining and desorption	126	155
Changes in inventories	(4,563)	6,991
	$27,294	$34,482

INTEGRA RESOURCES CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

16. General and Administrative Expenses

	Three months ended March 31,
	2026	2025
Corporate administration	$2,964	$1,674
Share-based compensation	369	351
Depreciation	182	205
	$3,515	$2,230

17. Interest and Finance Expense

	Three months ended March 31,
	2026	2025
Interest expense	$—	$198
Debt interest expense	—	399
Lease interest expense (Note 11)	437	—
Reclamation accretion expense (Note 12)	690	614
Debt accretion expense	—	264
	$1,127	$1,475

18. Income Taxes
The income taxes recognized in net loss and comprehensive loss are as follows:

	Three months ended March 31,
	2026	2025
Current tax expense	$2,790	$3,417
Deferred tax (recovery) expense	516	7
	$3,306	$3,424

19. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for income statement items in operating activities:

	Three months ended March 31,
Other operating activities	2026	2025
Adjustments for cash income statement items:
Reclamation expenditures (Note 12)	$(224)	$(281)
Adjustments for non-cash income statement items:
Unrealized investment gain	75	(78)
Unrealized foreign exchange losses (gains)	47	(32)
Deferred transaction costs	—	(25)
Loss on disposal of mineral properties, plant and equipment (Note 9)	311	36
Change in estimate of reclamation costs at closed mines (Note 24)	(142)	184
	$67	$(196)

INTEGRA RESOURCES CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The following table summarizes the change in working capital in operating activities:

	Three months ended March 31,
Change in working capital	2026	2025
Trade and other receivables	$—	$177
Inventories (Note 8)	(4,523)	8,478
Prepaids and other assets (Note 7)	736	(1,803)
Accounts payable and accrued liabilities (Note 10)	(4,840)	(3,420)
	$(8,627)	$3,432

20. Segmented Information
The Company’s reportable segments are assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM"). An operating segment is defined as a component of the company that has current mine production or anticipated future mine production. The Company has concluded that it has two operating segments: the Florida Canyon mine and the advanced stage DeLamar Project. Other business activities, including those related to the corporate office, that are not reportable are combined and presented as "all other" to reconcile with the Company's consolidated results. Segment performance is evaluated using a number of measures. Operating mines are assessed based on mine operating earnings, while both mines and projects are evaluated based on capital expenditures.
Segments and their performance measures are listed below:

For the three months ended March 31, 2026
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$61,724	$31,193	$5,680	$24,851	$12,568
DeLamar	—	—	—	—	17,715
All other	—	—	—	—	75
	$61,724	$31,193	$5,680	$24,851	$30,358
(1)Includes payments for mineral properties, plant and equipment, and equipment leases.

For the three months ended March 31, 2025
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$57,025	$38,214	$3,327	$15,484	$6,019
DeLamar	—	—	—	—	196
All other	—	—	—	—	100
	$57,025	$38,214	$3,327	$15,484	$6,315
(1)Includes payments for mineral properties, plant and equipment.

	March 31, 2026	December 31, 2025
Segment	Assets	Assets
Florida Canyon	$251,281	$232,155
DeLamar	55,327	39,543
All other	84,418	39,526
	$391,026	$311,224

INTEGRA RESOURCES CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

21. Commitments
Florida Canyon Mine Royalty
The production from Florida Canyon mine is subject to two royalties, the first is a 2.5% net smelter returns royalty (“NSR")
with Top Hat Partnership, and the second is a 3.25% NSR with a subsidiary of Triple Flag Precious Metals Corp. ("Triple
Flag")
DeLamar Project Royalty
Future production from the DeLamar project is subject to a 2.5% NSR payable to Triple Flag. The NSR will be reduced to
1.0% once Triple Flag has received a total cumulative royalty payment of CA$10.0 million. Other NSRs ranging from 2.0% to
5.0% are also payable to third-party landholders on certain claims.
In 2024, Integra Resources Corp. entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-
owned subsidiary of Wheaton Precious Metals Corp. (“Wheaton”), pursuant to which Wheaton acquired a 1.5% NSR on metal production from all claims of the DeLamar Project (comprised of the DeLamar and Florida Mountain Deposits).
Nevada North Project Royalty
Future production from the Wildcat property and gold production from the Mountain View property is subject to a 0.5% NSR payable to Franco-Nevada Corp. Certain claims on the property are also subject to a 1.0% NSR to Franco- Nevada and a 1.5%
NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

22. Contingencies
The following is a summary of the contingent matters and obligations relating to the Company as at March 31, 2026.
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. These matters are inherently uncertain, and there is a potential for some of them to be resolved unfavorably for the Company. As of the date of the financial statements, specific conditions may be present that could lead to a financial loss for the Company.
It is management's opinion that none of these matters are anticipated to have a material impact on the Company's results of operations or financial condition.
Legal Proceedings
Alio Gold Inc (“Alio”), a subsidiary of the Company since November 8, 2024, received a Notice of Civil Claim in May 2019 from a former shareholder of Rye Patch Gold Corp (“Rye Patch”) whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia (“the Court”) pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended
December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff’s application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court’s decision to dismiss the plaintiff’s certification application.
The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the
Court certified a class proceeding against Alio. Pursuant to the Court’s decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently before the British Columbia
Supreme Court on a summary trial application in regards to the certified common issues brought by the plaintiff. The summary trial application hearing took place between June and October 2025, and the Court’s decision has not yet been released.
The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, the Company did not recognize any liability in connection with this claim upon the acquisition of Florida Canyon and has not recorded a liability as at March 31, 2026.

INTEGRA RESOURCES CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2026 and December 31, 2025, and for the
three months ended March 31, 2026 and 2025
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

23. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-
term employee benefits and share-based compensation. There were no significant transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2026.

24. Other Expense

	Three months ended March 31,
	2026	2025
Transaction and integration costs(1)	$—	$(2,095)
Investment loss(2)	(75)	(13)
Change in estimated reclamation provision (Note 12)	142	(184)
Gain on disposal of mineral properties, plant and equipment (Note 9)	(311)	(36)
Other expense	(27)	(33)
	$(271)	$(2,361)
(1)These costs were incurred in connection with the acquisition of Florida Canyon Gold Inc., the owner of the Florida Canyon Mine, which was completed on November 8, 2024
(2)During the three months ended March 31, 2026, the Company revised the presentation of amounts previously described as "restricted cash" to "reclamation and other deposits" to more appropriately reflect the nature of these balances (Note 6c). In connection with this revision, the Company identified an error in the prior period classification of fair value changes arising from investment deposits included within reclamation deposits (Note 6c). Accordingly, a fair value loss of $13 thousand, which during the three months ended
March 31, 2025 had been classified within interest income, was reclassified to investment loss.